March 24, 2025

Steve Hasker
Chief Executive Officer
TR Finance LLC
2900 Ames Crossing Road
Suite 100
Eagan, Minnesota 55121

       Re: TR Finance LLC
           Registration Statement on Form F-3
           Filed March 19, 2025
           File No. 333-285927
Dear Steve Hasker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing